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                             July 7, 2020

       Brian J. Wendling
       Senior Vice President and Chief Financial Officer
       Liberty TripAdvisor Holdings, Inc.
       12300 Liberty Boulevard
       Englewood, Colorado 80112

                                                        Re: Liberty TripAdvisor
Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2020
                                                            Filed May 8, 2020
                                                            File No. 001-36603

       Dear Mr. Wendling:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview
       Overview
       Current Trends Affecting TripAdvisor's Business, page II-4

   1. We note on page I-18 that pending the finalization of the terms of Brexit during the transition process
through December 31, 2020, the Company is unable to predict the effect
                                                        Brexit will have on its
business and results of operations. Notwithstanding, please address the underlying reasons
for the year over year decline in your UK revenues since 2017 as reported on page II-66
and whether you expect such trend to continue. Refer to Item
                                                        303(a)(3)of Regulation
S-K.
 Brian J. Wendling
Liberty TripAdvisor Holdings, Inc.
July 7, 2020
Page 2
(2). Summary of Significant Accounting Policies
Disaggregation of Revenue, page II-39

2. Please tell us how your current presentation of disaggregated revenues depicts the nature, amount, timing and uncertainty of revenues and cash flows as affected by economic factors. In this regard, we note on pages I-4 to I-5 that you referred to discrete revenue streams including but not limited to hotel metasearch auction revenues, hotel B2B revenues, media revenues, booking commissions, transaction fees (seated diner fees), subscription-based advertising, and display advertising. Refer to ASC 606-10-55-89 and
         90.


(14) Segment Information
Revenue by Geographic Area, page II-66

3. We note on page I-16 that at least two of your significant advertising partners, Expedia and Booking, accounted for a combined 33% of total revenues. Please provide information regarding the extent of your reliance on major customers which provide 10%
         or more of your revenues. Refer to ASC 280-10-50-42.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrian J. Wendling                           Sincerely,
Comapany NameLiberty TripAdvisor Holdings, Inc.
                                                              Division of
Corporation Finance
July 7, 2020 Page 2                                           Office of
Technology
FirstName LastName